Item 1.	Security and Issuer
Name of Issuer:			CNH Holdings Company, Inc.
Title of Class of Securities:	Common Stock
CUSIP Number:			189747108
Principal Offices:		P.O. Box 832,  Kilgore,  Texas  75663

Item 2.  Identity and Background
(a) Texas Capital Advisors, Inc.
(b) 7457 Harwin Drive,  Suite 304,  Houston,  Texas  77036
(c) Business Consulting
(d) None
(e) None
(f) Domestic Texas corporation

Item 3.  Source and Amount of Funds or Other Consideration
The securities have been issued as compensation to Texas Capital Advisors, Inc.
in accordance with Section 6 of a "Loan Agreement," dated December 24, 1999, entered into between Texas Capital Advisors, Inc. and the Issuer. The
Issuer has agreed to issue to Texas Capital Advisors, Inc., four million (4,000,000) shares of its common stock as both collateral and compensation for making available to Issuer a Bridge Loan in the principal amount of five hundred thousand dollars ($500,000.00). Texas Capital Advisors, Inc. is obligated to return one million (1,000,000) shares of the Issuer's common stock issued under this agreement upon payment in full of all principal and interest then due on the Bridge Loan.

Item 4.  Purpose of Transaction
The purpose of the transaction is to provide working capital to the Issuer for the
purpose of funding the operations of the Issuer's wholly owned subsidiaries (Telenergy Communications, Inc., Bolton Energy Services, Inc., and The NORM Services Group, Inc.) until such time as the Issuer has developed a more stable capital structure. Other purposes of the tranaction include: (1) the sale of
Southport Environmental & Development, Inc. (a wholly owned subsidiary of the Issuer), (2) changing the present board of directors of the Issuer and its subsidiaries, and (3) replacing the Issuer's present management.

Item 5.  Interest in Securities of the Issuer.
(a) The aggregate number of shares of the Issuer's common stock acquired by Texas Capital Advisors, Inc. in this transaction is 4,000,000 shares representing approximately 43.5% of the Issuer's shares outstanding.
(b) Texas Capital Advisors, Inc. has the sole power to vote all of the acquired shares.
(c) None
(d) Not applicable.
(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None

Item 7.  Material to Be Filed as Exhibits
(1) Loan Agreement,  dated December 24, 1999,
(2) Promissory Note,  dated December 24, 1999,
(3) Letter of Offer,  dated January 4,  2000.

Signature:


Date

/s/ Scott Paulsen
Scott Paulsen,  Managing Director

Exhibit 1.  Loan Agreement,  dated December 24, 1999,


LOAN AGREEMENT


This loan agreement (hereinafter referred to as "Loan Agreement") is entered into this 24th day of December, 1999 between CNH Holdings Company, Inc., a corporation formed under the laws of the state of Nevada (hereinafter referred to as "Borrower"), Telenergy Communications, Inc., a corporation formed under the laws of the state of Texas and which is owned, in whole, by Borrower (hereinafter referred to as "Subsidiary"), and Texas Capital Advisors, Inc., a corporation formed under the laws of the state of Texas (hereinafter referred to as "Lender") and is made in connection with the following (Borrower, Lender, and Subsidiary are sometimes collectively referred to herein as the "Parties"):

WHEREAS:	Borrower is a corporation duly organized, validly existing and in
good standing under the laws of the state of Nevada, with all corporate powers to own property and carry on its business as it is now being conducted.
Copies
of the articles of incorporation of Borrower delivered to Lender herewith are complete and accurate as of the Closing Date. Subsidiary is qualified to transact business as a foreign corporation and is in good standing in all jurisdictions in which its principal properties are located or is not required to be qualified as a foreign corporation to transact business in any other jurisdiction.

WHEREAS:	Subsidiary is a corporation duly organized, validly existing and in
good standing under the laws of the state of Texas, with all corporate powers to own property and carry on its business as it is now being conducted. Copies of the articles of incorporation of Subsidiary delivered to Lender herewith are complete and accurate as of the Closing Date. Subsidiary is qualified to transact business as a foreign corporation and is in good standing in all jurisdictions in which its principal properties are located or is not required to be qualified as a foreign corporation to transact business in any other jurisdiction.

WHEREAS:	Subsidiary has entered into an "Underwriting Agreement" with
Lender, dated November 17, 1999, whereby Lender has agreed to conduct the issuance and sale by Subsidiary of an aggregate of 400,000 shares of Subsidiary's preferred stock (the "Shares") through a private placement (the "Offering").

WHEREAS:	Subsidiary has an outstanding capitalization which is owned
entirely by Borrower, all of which are fully paid and non-assessable. There are no outstanding subscriptions, options, contracts, commitments or demands relating to the capital stock of Subsidiary or any other agreements of any character under which Subsidiary or the Borrower would be obligated to issue or purchase shares of its capital stock.

WHEREAS:	The business and operations of Subsidiary are not infringing on
or
otherwise acting adversely to any copyrights, trademark rights, patent rights or licenses owned by any other person, and there is not any pending claim or threatened action with respect to such rights. Subsidiary is not obligated to make any payments in the form of royalties, fees or otherwise to any owner of any patent, trademark, trade name or copyright.

WHEREAS:	In order to facilitate the ongoing business activities of
Borrower,
until such time as the Offering of Subsidiary is completed and funds received by
Subsidiary therefor, Borrower desires to obtain a loan from Lender (the
"Bridge
Loan"), and Lender is willing to make such a loan to Borrower, in accordance with the terms and conditions as hereinafter set forth.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

1.	THE BRIDGE LOAN. Lender hereby agrees to loan to Borrower the amount of five hundred thousand dollars ($500,000.00) such sum to be deposited into a bank account by wire transfer pursuant to instructions provided by Borrower, in two equal installments of two hundred fifty thousand dollars ($250,000.00) each. The first installment shall take place no later than December 30, 1999and the second installment shall take place no later than January 7, 2000.

2.	PROMISSORY NOTE. The Bridge Loan shall be evidenced by a
promissory note (the "Note") bearing interest at the rate of fifteen percent (15%) per annum, in the Bridge Loan amount, all due and payable on or before June 30, 2000. The Note shall be secured, subject to the terms of sections 4, 5 & 6 herein below. A copy of the Note is attached hereto and incorporated herein by this reference.

3.	DEFAULT. As set forth in the Note, the Borrower, at its election, may declare the Note to be in default in the event that the Bridge Loan is not paid in full on or before June 30, 2000. Upon the declaration of such default, interest shall accrue on any and all unpaid amounts at the rate of twenty percent (20%) per annum, and shall continue to accrue at such rate until such time as all amounts due under the Note and this Loan Agreement are paid in full.

4.	SALE OF THE OFFERING. Borrower agrees to use reasonable and best efforts to market and sell the Offering. Borrower further agrees that upon the sale of the Offering, to promptly convey to Lender, by certified funds or wire transfer, the full amount of principal and interest due and owing on the
Bridge Loan. Borrower grants Lender the right to prepare and submit a demand or similar statement to the escrow holder or other intermediary employed to effect transfer of title of the Shares sold in accordance with the
Offering, requesting that all available proceeds therefrom, up to the amount of principal and interest then due under the Bridge Loan, to be paid directly to Lender. Borrower further agrees to not protest or object to the submission of any such demand or instruction by the Company.

5.	FURTHER SECURITY. In addition to the foregoing, in the event that the
Bridge Loan is not paid on or before June 30, 2000, Borrower agrees and hereby grants and transfers to Lender a lien on any and all assets owned by Borrower and Subsidiary for the purposes of reduction of the amount then due on the Bridge Loan.

6.	STOCK PLEDGE. Borrower agrees, in addition to the foregoing, and as additional security for the Bridge Loan, to transfer all rights and title to four million (4,000,000) shares of Borrower's common shares of capital stock. It is understood that Lender will transfer all rights and title to one million (1,000,000) shares of Borrower's common shares of capital stock to Borrower upon payment in full of all principal and interest then due on the Bridge Loan.

7.	NO WAIVER. No failure on the part of Lender to exercise, and no delay in
exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by Lender of any right, power or remedy hereunder preclude any other or future exercise thereof, or the exercise of any other right, power or remedy.

8.	REMEDIES. The remedies herein provided are cumulative and are not exclusive of any remedies provided by law or any other agreement.

9.	AMENDMENT. Neither this Agreement nor the provisions hereof can be changed, waived or terminated orally.

10.	ASSIGNMENT. This Agreement is not assignable by Borrower or
Subsidiary, and any attempt of such assignment shall be considered a default of this Agreement and the Note. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and assigns.

11.	CONTROLLING LAW. This Agreement shall be governed by and
construed in accordance with the laws of the State of Texas, applicable to agreements made and to be performed wholly within such State.

12.	ATTORNEYS FEES AND COSTS. In the event that counsel is retained or any proceedings are initiated for the purposes of enforcement of this Agreement or the Note, then the prevailing party in any such action or dispute shall be entitled to reasonable attorney's fees and costs incurred therein.

We, the undersigned, do hereby accept and execute this Loan Agreement in accordance with the preceding terms and conditions and in consideration for same on this 24th day of December, 1999.

BORROWER:
CNH Holdings Company, Inc.


By:  /s/ Larry V.
Tate
Larry V. Tate,  Chief Executive Officer, Director

By: /s/ Gerald W.
Pybas
Gerald W. Pybas,  President,  Director


SUBSIDIARY:
Telenergy Communications, Inc.

By:
/s/ Larry V Tate

By:
/s/ J. David Bolton

Larry V. Tate,  Director


J. David Bolton,  Director










By:
/s/ Gerald W. Pybas




Gerald W. Pybas,  Director





LENDER:
Texas Capital Advisors, Inc.

By:   /s/ Scott J.
Paulsen
Scott J. Paulsen,  Managing Director



Exhibit 2.  Promissory Note,  dated December 24, 1999,


PROMISSORY NOTE
	$500,000.00	KILGORE, TEXAS


FOR VALUE RECEIVED, CNH Holdings Company, Inc., a Nevada corporation with an address of 1420 Longview Street, Kilgore, TX 75662 (`Maker"), unconditionally promises to pay to the order of Texas Capital Advisors, Inc., a Texas corporation at 7457 Harwin Street, Suite 304, Houston,
TX 77036 ("Payee"), or at such other place as may be designated in writing by the holder, the principal sum of FIVE HUNDRED THOUSAND DOLLARS ($500,000.00) together with interest in arrears from the date hereof on the unpaid principal balance, at the rate of fifteen percent (15%) per annum.

1.	Principal and interest shall be payable in one lump sum, on or before
June
30, 2000.

2.	All payments under this Note shall be in lawful money of the United
States.

3.	All payments under this Note shall be applied first to late fees and costs, if
any, second to interest then due, if any, and the balance to principal.

4.	The Maker agrees to pay to the Payee all costs, expenses and reasonable
attorney's fees incurred in the collection of sums due hereunder, whether through legal proceedings or otherwise, to the extent permitted by law.

5.	This Note may be prepaid at any time, in whole, without penalty or premium, with the full amount of interest due under the term of this note.

6.	After the maturity of this Note, or upon any default, this Note shall bear
interest at the rate of twenty percent (20%) per annum, at the option of the holder.

7.	This Note is secured by a "Loan Agreement" dated December 24th, 1999, and executed by CNH Holdings Company, Inc., Telenergy
Communications, Inc., and Texas Capital Advisors, Inc., with respect to the security and collateral listed in sections 4, 5, and 6 of said "Loan Agreement".

8.	At the option of the holder, this entire Note shall become immediately due
and payable, without demand or notice, upon the occurrence of any one of the following events:
(a)	failure of the Maker to pay any installment hereunder when due, which shall continue for 10 days;
(b)	any misrepresentation or omission of or on behalf of Maker made to
Payee in connection with this loan;
(c)	insolvency or failure of Maker or any guarantor to generally pay its debts as they become due;
(d)	assignment for the benefit of creditors of, or appointment of a receiver
or other officer for, all or any part of Maker's or any guarantor's property;
(e)	adjudication of bankruptcy or filing of a petition under any bankruptcy
or debtor's relief law by or against Maker or any guarantor;
(1)	sale or transfer, whether voluntary or involuntary, of all or any interest
in the property which is security for this Note; or
(g)	default under any mortgage, trust deed, security agreement or other instrument securing this Note.

9.	The Maker expressly waives presentment, demand, notice, protest, and all
other demands and notices in connection with this Note. No renewal or extension of this Note, nor release of any collateral or party liable hereunder, will release the liability of Maker.

10.	Failure of the holder to exercise any right or option shall not constitute a
waiver, nor shall it be a bar to the exercise of any right or option at any future time.

11. If any provision of this Note shall be invalid or unenforceable, the remaining provisions shall remain in full force and effect.

12.	This Note shall be governed by the laws of Texas.

We, the undersigned, do hereby accept and execute this Promissory Note in accordance with the preceding terms and conditions and in consideration for same on this 24th day of December, 1999.

MAKER:
CNH Holdings Company

By: /s/ Larry V.
Tate
Larry V. Tate, Chief Executive Officer, Director


By: /s/ Gerald W.
Pybas
Gerald W. Pybas, President, Director



PAYEE:
Texas Capital Advisors, Inc.


By: /s/ Scott J.
Paulsen
	Scott J. Paulsen,  Managing Director



Exhibit 3.  Letter of Offer,  dated January 4,  2000.


Scott Paulsen
Managing Director
Texas Capital Advisors, Inc.

January 4, 2000

Robert A. Baker
4158 Pirates Beach
Galveston,  TX  77554


Dear Mr. Baker,

Texas Capital Advisors, Inc., in conjunction with CNH Holdings Company, Inc., is pleased to forward to you the enclosed Letter of Offer for employment as the President, Chief Executive Officer of CNH Holdings Company, Inc. and President of The NORM Services Group, Inc..

Upon your agreement for employment with CNH Holdings Company, Inc., Texas Capital Advisors, Inc. will be delighted to continue its involvement with
CNH Holdings Company, Inc., and its subsidiaries, as the company's major shareholder and in any other capacity as you may see fit. As a sign of my firm's commitment, we will make available to CNH Holdings Company, Inc., upon your acceptance of employment, a bridge loan in the amount of $500,000, to be budgeted and utilized under the supervision of the President and Chief Executive Officer of CNH Holdings Company, Inc..

Again, we are pleased to extend to you the enclosed Letter of Offer and are eagerly anticipating your arrival to the CNH team.

Sincerely,




Scott Paulsen
Managing Director,  Texas Capital Advisors
Financial Advisor and Major Shareholder,  CNH Holdings Company, Inc.